Exhibit 99.1

פרק 3

The offering of the securities described herein has not been registered with the United States Securities and Exchange Commission and will not take place in the United States, and the securities will not be offered to U.S. persons (as defined in Regulation S under the Securities Act (as defined below)).

3.1	General

Unless otherwise mentioned or unless the context requires otherwise, all references in this shelf prospectus to:

The “Company,” “us,” “we,” “our” are to B Communications Ltd. and its subsidiaries. As used in this chapter, “Internet Gold” means “Internet Gold - Golden Lines Ltd,” “Eurocom Communications” means “Eurocom Communications Ltd.,” “Bezeq” means Bezeq The Israel Telecommunications Corp. Ltd., “SP1” means B Communications (SP1) Ltd., “SP2” means B Communications (SP2) Ltd., “Pelephone” means Pelephone Communications Ltd., “Bezeq International” means Bezeq International Ltd. and “YES” (the trade name for DBS) and DBS mean DBS Satellite Services (1998) Ltd. Bezeq, Pelephone, Bezeq International and DBS are sometimes collectively referred to as the Bezeq Group in this chapter. The operations of DBS have been included in Bezeq’s consolidated financial statements since March 23, 2015, after Bezeq obtained control of DBS.

“Our shares,” “ordinary shares” and similar expressions refer to our ordinary shares, par value 0.1 New Israeli Shekels per share.

“Dollars”, “US dollars” or “$” are to United States Dollars.

“NIS” are to New Israeli Shekels.

The “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended.

The “Securities Law” are to the Israeli Securities Law, 5738-1968, as amended.

The “Securities Act” are to the United States Securities Act of 1933, as amended.

The “Exchange Act” are to the United States Securities Exchange Act of 1934, as amended.

“TASE” are to the Tel Aviv Stock Exchange.

The “SEC” are to the United States Securities and Exchange Commission.

The “ISA” are to the Israel Securities Authority.

The “2015 Form 20-F” are to our Annual Report on Form 20-F for the year ended December 31, 2015, which we filed with the SEC on April 19, 2016.

This shelf prospectus contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. Unless otherwise indicated, US dollar translations of NIS amounts presented in this prospectus are translated using the rate of NIS 3.902 to US$1.00, the exchange rate reported by the Bank of Israel on December 31, 2015. Certain of the reported NIS figures of June 30, 2016 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of June 30, 2016 (NIS 3.846 = U.S. $ 1.00).

Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to an annual report or to any previous filling with the SEC, you may read the document itself for a complete recitation of its terms. All trademarks appearing in this prospectus and in documents incorporated by reference herein are the property of their respective holders.

3.2	Forward-Looking Statements

This prospectus, the documents incorporated in it by reference and accompanying supplemental prospectus shelf offering reports may contain or incorporate statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements can be identified by the use of forward-looking language such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “plan,” “project,” “seek,” “could,” “should” or other similar words. Our actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements. These statements are subject to certain risks and uncertainties, including but not limited to certain risks referenced in “3.4 Risk Factors” below and in “Item 3D. Risk Factors” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” of the 2015 Form 20-F, in any of the documents that we incorporate herein by reference and in any applicable supplemental prospectus shelf offering reports. When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this prospectus and any applicable supplemental prospectus shelf offering reports. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should refer to the “Risk Factors” section of this prospectus or our periodic and current reports filed with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

3.3	Summary Information Regarding the Company

You should read the following summary together with the more detailed information regarding us and the securities being offered hereby, including the risks discussed under the heading “3.4 Risk Factors” contained in this shelf prospectus. You should also read carefully the consolidated financial statements and notes thereto and other information about us (including information contained in our 2015 Form 20-F) that is incorporated by reference in this shelf prospectus.

Our Company

We were organized under the laws of the State of Israel in 1999 as “Gold E Ltd.” We changed our name to Goldtrade Electronic Trading Ltd. in 2000, to Smile. Communications Ltd. in 2006 and to 012 Smile. Communications Ltd. in 2007. On March 16, 2010, we changed our name to B Communications Ltd. in connection with our acquisition of the controlling interest in Bezeq.

We are a public limited liability company under the Companies Law and operate under such law and associated legislation. Our principal executive offices are located at 2 Dov Friedman Street, Ramat Gan 5250301, Israel, and our telephone number is +972-3-924-0000. Our website address is www.bcommunications.co.il. The information on our website is not incorporated by reference into this prospectus.

Prior to our October 2007 initial public offering in the United States, we were a wholly-owned subsidiary of Internet Gold, a public company traded on the NASDAQ Global Select Market and the TASE. Internet Gold owned 64.78% of our ordinary shares as of the date of this prospectus and Eurocom Communications owned 61.92% of Internet Gold’s outstanding shares as of such date. Mr. Shaul Elovitch, our chairman and the chairman of Internet Gold and its parent, Eurocom Communications, and the controlling shareholder of Eurocom Communications, is able to exercise control over our operations and business strategy and control the outcome of all matters involving shareholder approval.

Acquisition of the Controlling Interest in Bezeq

On April 14, 2010, we completed the acquisition of 30.44% of Bezeq’s outstanding shares from Ap.Sb.Ar. Holdings Ltd. For a purchase price of approximately NIS 6.5 billion in cash and became the controlling shareholder of Bezeq. The Bezeq interest was directly acquired by an indirect wholly-owned subsidiary of our company. In accordance with the terms of the transaction, effective as of the closing of the acquisition, we designated seven directors to replace the Apax-Saban-Arkin Group’s representatives. We began consolidating Bezeq’s financial results into our financial statements effective as of the closing of the acquisition and began reporting the consolidated results in our 2010 second quarter earnings release.

In February 2014, we closed a private offering of $800 million of 7⅜% Senior Secured Notes due 2021 (the “Secured Notes”). The Secured Notes were offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and to certain qualifying investors in offshore transactions, including in Israel, in reliance on Regulation S under the Securities Act.

On February 2, 2016, our wholly-owned subsidiary, SP2, sold 115,500,000 Bezeq shares. As a result, we received gross proceeds of NIS 8.50 per share, or NIS 982 million in the aggregate (approximately $248 million). We retained a 26.34% ownership interest in Bezeq following the closing of the transaction. In addition to our ownership of Bezeq shares, a total of 1,000,000 ordinary shares of Bezeq are jointly held by Mr. Shaul Elovitch, our controlling shareholder, and his brother Mr. Yossef Elovitch. An additional 72,360 ordinary shares of Bezeq are held by Ms. Iris Elovitch, the wife of Mr. Elovitch, and 11,556 ordinary shares of Bezeq are held by Ms. Orna Elovitch, the daughter-in-law of Mr. Elovitch.

According to the terms of the indenture for our Secured Notes (the “Indenture”), the net proceeds from the sale of any Bezeq shares held by our company or our subsidiaries SP1 and SP2 were deposited into a “Lockbox Account” and were subject to other customary conditions and covenants relating to asset sales and release of liens on sold assets. In addition, according to the terms of the indenture, we were required to make an offer within 365 days to the holders of the Secured Notes to purchase Secured Notes with the proceeds deposited in the lockbox account at a cash offer price equal to 100% of the principal amount of the Secured Notes, plus accrued and unpaid interest to the date of purchase. On June 28, 2016, we announced the final results of our modified Dutch auction tender offer pursuant to a Tender Offer Memorandum dated May 26, 2016 to purchase a portion of the Secured Notes. Approximately US$ 18,600,000 in aggregate principal amount of the Secured Notes were validly tendered. The purchase of the Secured Notes under the tender offer were made from the funds made available by the Company, including cash-on-hand and the net cash proceeds from the Company’s sale of the 115,500,000 ordinary shares of Bezeq in February 2016. As of June 30, 2016, NIS 2.5 billion (approximately $650 million) of the Secured Notes remains outstanding.

Permit to Control Bezeq Granted to Members of the Eurocom Group

As part of our acquisition of the controlling interest in Bezeq, we, Internet Gold, SP2, SP1, and other members of the Eurocom Group applied for authorization to control Bezeq, pursuant to the Communications Law and Communications Order. On April 13, 2010, the control permit was granted subject to the condition that SP2 will be controlled exclusively by the other parties to the control permit, referred to as the Companies’ Control Permit. Concurrently, a separate control permit was also granted to Messrs. Shaul Elovitch and Yossef Elovitch, our controlling shareholders, referred to as the Individuals’ Control Permit.

According to the Companies’ Control Permit, the parties (through SP2) must hold not less than 30% of any type of means of control of Bezeq. Such percentage is permitted to decrease to 29% for a period of six months commencing from the date such holdings fall below 30%, in the event of dilution resulting from the exercise of stock options by Bezeq employees. Despite the 30% rule, according to Article 3(a3) of the Communications Order, which is included as part of the Control Permit, the parties to the Control Permit may hold less than 30% under certain circumstances, including the requirement that the parties control Bezeq and maintain at least a 25% ownership interest in Bezeq.

In connection with our issuance of the Secured Notes, the security agent for such notes was granted a pledge permit which enabled us to pledge the pledged Bezeq Shares and pledged SP2 Shares as collateral for some of the Secured Notes and certain hedging obligations. However, pursuant to the Communications Order and the Pledge Permit, no person (individually and acting in concert with other persons) may directly or indirectly hold, acquire or control, at any given time, more than 10% of the outstanding principal amount of Secured Notes without first obtaining a permit.

Business Overview

Since April 14, 2010, we have been the controlling shareholder of Bezeq (TASE:BZEQ), Israel’s largest telecommunications provider. Bezeq is the principal provider of communications services in Israel, providing a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, Internet services, multi-channel television, television and radio broadcasts, satellite broadcasts, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers and the supply and maintenance of equipment on customer premises, which is referred to as network end point, or NEP services. Bezeq was founded as a government company in 1980 and became a public company in 1990 with its shares traded on the TASE and included in the TA-25 Index.

Bezeq’s Operations

Our principal asset is our controlling interest in Bezeq, Israel’s largest telecommunications provider based on revenue and subscribers. The Bezeq Group operates the most comprehensive telecommunications infrastructure in Israel, with a broad range of telecommunications services across all of its markets. Through its wholly-owned subsidiaries, the Bezeq Group is a leading provider in Israel of fixed-line telephony services and fixed-line broadband Internet infrastructure access services, cellular telephony services, ISP services, ILD services, international and domestic data transfer and network services and ICT, pay television services and other communications infrastructures and services. In each of these markets, the Bezeq Group holds a significant market share, as indicated in the chart below.

		As of December 31, 2015
Bezeq Group Segments	Service	Estimated Market Share	Market Position
Bezeq	Fixed-Line Telephony (private sector)	56.0%	1 of 4
	Fixed-Line Telephony (business sector)	74.0%	1 of 2
	Fixed-Line Broadband Internet Infrastructure Access	68.0%	1 of 2
Pelephone	Cellular Telephony	25.6%	3 of 5
Bezeq International	ISP	44.0%	1 of 4
	ILD	21.0%	-
DBS	Pay Television	44.0%	2 of 2

The Bezeq Group had approximately 2.18 million active fixed telephone lines in its fixed-line telephony business, 1.48 million fixed-line broadband Internet infrastructure access services subscribers (retail and wholesale), 2.65 million cellular telephony services subscribers and 635,000 pay television services subscribers as of December 31, 2015. For the year ended December 31, 2015, the Bezeq Group had revenues of NIS 9.99 billion (approximately $2.56 billion).

The Bezeq Group’s diversified telecommunications services are based on highly advanced nationwide infrastructures and are provided by the following segments of the Bezeq Group:

Domestic Fixed-Line Communications (Bezeq)

Bezeq is the incumbent and largest provider of fixed-line telephony and fixed-line broadband Internet infrastructure access services in Israel. Its products and services include basic telephony services on domestic telephone lines and associated services and fixed-line broadband Internet infrastructure access services through its nationally deployed, high quality infrastructure network. Bezeq also offers, among other services, transmission and data communication services, services to other communications operators and broadcasting services. Bezeq’s new high-speed next generation network, or NGN, is the most advanced fixed-line communications network in Israel. The NGN, which covers 100% of Israeli households, uses VDSL2 technology and enables Bezeq to provide bandwidth of up to 100 Mbps (download) speed, as well as innovative value-added services.

Bezeq Domestic Fixed-Line Communications	As at and for the year ended December 31, 2015
(in millions, except percentages)
Revenues	NIS 4,407
Fixed-line telephony
Estimated market share(1)	65%
Active lines	2.181
Churn rate	10.1%
Fixed-line broadband Internet infrastructure access
Estimated market share	68%
Subscribers	1.479

(1)	As of December 31, 2015, Bezeq’s market share in the business and private sectors of the fixed-line telephony market is estimated to be 74% and 56%, respectively.

Cellular Telephony (Pelephone)

Pelephone is among the leading cellular telephony services providers in Israel. Pelephone provides cellular telephony services, sells handsets and other end-user equipment, and provides repair services for handsets sold by Pelephone. Pelephone’s nationwide 3.5G UMTS/HSPA+ network supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps, making it one of the fastest, highest quality and most advanced networks in Israel. We believe these network features provide Pelephone with a strong platform to continue to offer a variety of advanced services and products to its customers and to capitalize on the continued increasing demand for smartphones and advanced data services.

The intensified competition in the cellular market has led to subscriber churn and a price war where the operators continuously lower prices to undercut the competition. This has led to substantial erosion of the average revenue per subscriber. This trend continued and even increased in 2015, as the average revenue per subscriber decreased by 19% as compared with 2014.

The opening of the market to parallel imports and multiple stores selling terminal equipment has led to a decline in the sales of cellular handsets and terminal equipment by the cellular operators. To minimize its exposure to decreased revenues, Pelephone increased the range of equipment it sells and also sells non-cellular handset terminal equipment such as tablets, laptops and accessories. In February 2016, Pelephone launched two new budget smartphones, GINI N6 and GINI W5. Pelephone’s revenue from terminal equipment in 2015 amounted to NIS 891 million, accounting for 31% of its total revenues compared with terminal equipment revenues of NIS 966 million in 2014, accounting for 28% of its total revenues. Most terminal equipment is sold through monthly installments. The decrease in terminal equipment sales over the years has led to a decrease in trade receivables as well as to a decline in trade payables to terminal equipment suppliers.

The cellular market growth rate is lower due to penetration rate saturation. The penetration rate in Israel at December 31, 2015 was 124%.

Pelephone	As at and for the year ended December 31, 2015
(in millions, except percentages)
Revenues	NIS 2,890
Estimated market share	25.6%
Active lines*	2.65
Churn rate	25.8%

* During the second quarter of 2016, Pelephone performed a one-time write-off of 499,000 subscribers on the CDMA network who have not made use of outgoing calls / surfing in the last six months.

ISP, ILD, Data Services and ICT (Bezeq International)

Bezeq International is the leading provider of ISP services in Israel and one of Israel’s leading providers of ILD and international and domestic data transfer and network services. Bezeq International provides comprehensive communications solutions that include ISP and related value-added services, international and domestic telephony, PBX supply and support, ICT, cloud computing services, data communications and information security, website server hosting and related managed services. Bezeq International also owns the JONAH high-speed submarine optical fiber communications cable system connecting Israel and Europe, which provides increased bandwidth (capacity and speed) and has positioned Bezeq International as the sole ISP in Israel to own and operate an advanced international network.

Bezeq International	As at and for the year ended December 31, 2015
(in millions, except percentages)
Revenues	NIS 1,578
ISP
Estimated market share	44.0%
Churn rate	17.3%
ILD
Estimated market share	21.0%

Multi-Channel Pay Television (DBS)

DBS offers nationwide coverage through its DTH technology and is the only company in Israel licensed to provide multi-channel pay television broadcasts via satellite and is one of only two companies in Israel licensed to provide multi-channel television services, with nation-wide coverage and innovative and advanced technologies, including PVR, VOD and HD television. DBS focuses on creating clear differentiation from its main competitor, HOT, with respect to brand, content and service quality. In addition, DBS has a strong track record of innovative technology development and is a leading provider of value-added services, including hybrid IP and DTH based set-top boxes (including PVR and VOD).

Apart from DBS, the only other broadcasting licensee in the multi-channel television broadcasting sector is HOT, which provides cable television services to subscribers and has a pronounced monopoly under the Antitrust Law in the multi-channel television broadcasting sector. Cellcom Group’s Cellcom also operates in the multi-channel television sector, providing television services via the Internet that customers access to view VOD and a few linear channels (including the DTT content) by either using a special streamer or application.

DBS	As at and for the year ended December 31, 2015
(in millions, except percentages)
Revenues	NIS 1,774
Estimated market share	44.0%
Subscribers (in thousands)	635
Churn rate	13.9%

3.4	Risk Factors

Investing in our ordinary shares or other securities involves risks. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable supplemental prospectus shelf offering reports and in the 2015 Form 20-F, and in our updates, if any, to those risk factors in our reports of foreign private issuer on Form 6-K, together with all of the other information appearing in this prospectus or incorporated by reference into this shelf prospectus and any applicable supplemental prospectus shelf offering report, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

3.5	Offer Statistics and Expected Timetable

We may sell from time to time pursuant to this prospectus (as shall be detailed in supplemental prospectus shelf offering reports) an indeterminate number of ordinary shares, nonconvertible debt securities, convertible debt securities and warrants. The actual price per share or per security of the securities that we will offer pursuant hereto will depend on a number of factors that may be relevant as of the time of offer. You should carefully read this shelf prospectus and any supplemental prospectus shelf offering reports, together with our other filings referenced below under “3.13. Where You Can Find More Information”, before purchasing any of our securities.

3.6	Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges for the periods indicated below was as follows:

Ratio of Earnings to Fixed Charges (1)	2011	2012	2013	2014	2015	Six Months Ended on June 30, 2016
	2.02	2.74	3.18	2.89	2.93	2.83

(1)	For the purpose of these computations, earnings have been calculated as the sum of (i) pretax income from continuing operations and (ii) amortization of capitalized interest offset by interest capitalized. Fixed charges consist of the sum of (i) interest expensed and capitalized, amortization of premiums, discounts and capitalized expenses related to indebtedness; and (ii) an estimate of the interest within rental expense (calculated as 25% of rental expense).

3.7	Use of Proceeds

Except as otherwise described in any supplemental prospectus shelf offering reports, we anticipate using the net proceeds from the sale of the securities pursuant to this shelf prospectus for general corporate purposes, which may include refinancing outstanding debt, financing our operating and investment activities, financing further investments in our subsidiaries or affiliate company or future acquisitions (if any), and dividend distributions (if permitted under Israeli law), subject in each case to the discretion of our board of directors from time to time.

3.8	Capitalization and Indebtedness

The following table sets forth our capitalization as of June 30, 2016. The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information incorporated by reference in this shelf prospectus:

As of June 30, 2016

Actual
(NIS in millions, except per share data)	(unaudited)
Debt#
B Communications existing debentures	3,425
Bezeq bank debt	4,595
Bezeq existing debentures	6,909
Total debt	14,929

Ordinary shares, NIS 0.1 par value, 50,000,000 shares authorized; 29,889,045 ordinary shares outstanding	3
Share premium	1,057
Accumulated earnings	416
Other reserves	(50)
Treasury shares (19,230 shares)	*
Shareholders’ equity	1,426

Total capitalization	16,355

3.9	Description of Securities

The description of our ordinary shares contained in this shelf prospectus, together with the description of any other equity or debt securities that we may offer pursuant to this shelf prospectus, as to be described in any supplemental prospectus shelf offering reports, summarize the material terms and provisions of the various types of securities that we may offer. We will describe in the applicable supplemental prospectus shelf offering report relating to any securities the particular terms of the securities offered by that shelf offering report.

We may sell from time to time, in one or more offerings, ordinary shares, nonconvertible debt securities, convertible debt securities, warrants, options to purchase debt securities and short-term (one-year term) tradable notes and any combination of those securities. In this prospectus, we refer to each of the foregoing collectively as “securities.”

This base prospectus may not be used to consummate a sale of securities unless it is accompanied by a supplemental prospectus shelf offering report.

Description of Ordinary Shares

Our authorized share capital consists of 50,000,000 ordinary shares, par value NIS 0.1 per share, of which 29,889,045 shares were issued and outstanding as of June 30, 2016.

Memorandum and Articles of Association

Objects and Purposes. Our registration number with the Israeli Registrar of Companies is 512832742. Our objects and purposes, as provided by our Articles of Association, are to carry on any lawful activity.

Rights Attached to Shares. Our authorized share capital consists of 50,000,000 ordinary shares of a nominal value of NIS 0.1 each. All of our issued and outstanding ordinary shares are duly authorized, validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have preemptive rights.

Dividend and Liquidation Rights. The holders of the ordinary shares will be entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares. Our board of directors may declare a dividend to be paid to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Dividends may only be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. If we do not meet the profit requirement, we may seek the approval of the court to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable risk that a distribution might prevent us from satisfying our existing and anticipated obligations as they become due.

Under the Companies Law, a dividend declaration must be approved by the board of directors and does not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Our latest dividend distribution was on June 29, 2016. We paid a dividend of NIS 355 million (approximately $92 million), or NIS 11.88 (approximately $3.07) per ordinary share.

Exceptional Holdings; Principal Shareholders. Under the Communications Order, no person may hold, directly or indirectly, “significant influence” over Bezeq or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications. Subject to certain exceptions, prior written approval of such Ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval. Any such unauthorized acquisition is referred to as “Exceptional Holdings.” For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, other than as a result of holding “means of control” in that corporation or in another corporation, and including ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source. In this context, the right to appoint an officer and holding 25% of our “means of control” is presumed to confer significant influence. “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.

In compliance with the Communications Law and Communications Order following our acquisition of the controlling interest in Bezeq, our Articles of Association provide that Exceptional Holdings will not entitle the holder to any rights in respect of such holdings, unless and to the extent permitted under the Communications Order. Accordingly, Exceptional Holdings will not have any voting rights at a general meeting of shareholders. Each shareholder participating in a general meeting of shareholders will be required to certify to us prior to the vote or, if the shareholder is voting by a proxy or any similar instrument, on such proxy card or similar instrument, as to whether or not his or her holdings in our company or his or her vote require the approval of the Prime Minister of Israel and the Israeli Minister of Communications, pursuant to the Communications Law and Communications Order. In addition, no director may be appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings. If a director is appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings, such appointment, election or removal from office shall have no effect.

Under our Articles of Association, any person holding a number of our shares that requires approval under the Communications Order shall notify us, Bezeq, the Prime Minister of Israel and the Israeli Minister of Communications of such holdings in writing, no later than 48 hours from the date of acquiring such holdings.

Our Articles of Association include reporting requirements applicable to “Principal Shareholders,” meaning a holder, directly or indirectly, of 5% of our issued and outstanding share capital. Any person who, after acquiring, directly or indirectly, shares in our company becomes a “Principal Shareholder,” is required, no later than 48 hours after becoming a Principal Shareholder, to notify us in writing, specifying the number of our shares held by such shareholder and the date on which such shareholder became a Principal Shareholder. Any person who ceases to be a Principal Shareholder is required, no later than 14 days thereafter, to notify us in writing of the date on which such person ceased to be a Principal Shareholder. In addition, a Principal Shareholder is required to notify us in writing of any aggregate change in its holdings of our shares in an aggregate amount equal to 1% or more of our outstanding share capital compared to the last notice of holdings submitted by such Principal Shareholder, no later than 48 hours after such change. In the event a Principal Shareholder fails to provide any required notice, as discussed above, then until such Principal Shareholder provides us with the requisite notice, the Principal Shareholder will not be entitled to any rights in respect of such shares and the provisions of the Communications Order with respect to the exercise of rights underlying Exceptional Holdings will apply, and the undisclosed holdings shall also be deemed “dormant shares,” as defined under the Companies Law.

Under our Articles of Associations, we are required to notify the Prime Minister of Israel and the Israeli Minister of Communications of any Exceptional Holdings immediately upon becoming aware of such event. We are also required to notify such Ministers in the event a shareholder becomes a Principal Shareholder and regarding any change in the holdings of a Principal Shareholder within 48 hours of becoming aware of such change.

Voting Rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders, subject to the restrictions described above relating to Exceptional Holdings and Principal Shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Election of Directors

Our ordinary shares do not have cumulative rights for the election of directors. Rather, under our articles of association, our directors (other than the external directors) are elected by a vote of the holders of a majority of the voting power represented and voting at our annual general meetings of shareholders, and hold office until the next annual general meeting of shareholders and until their successors have been elected. For further information, see Item 6C. “Directors, Senior Management and Employees – Board Practices – Election of Directors” of the 2015 Form 20-F. Internet Gold, our controlling shareholder, is able to elect all of our directors other than our external directors. For further information regarding the election of external directors, see Item 6C. “Directors, Senior Management and Employees - Board Practices - External directors” of the 2015 Form 20-F. All the members of our Board of Directors (except the external directors) may be reelected upon completion of their term of office.

Under our Articles of Association, provisions relating to the election and removal of directors who are not external directors, within the meaning of the Companies Law, may not be modified without the prior written consent of the Israeli Minister of Communications.

Regulations promulgated under the Communications Law require that our chief executive officer, any member of our board of directors holding an executive role, as well as a majority of the members of the board of directors, be citizens and residents of the State of Israel.

Annual and Extraordinary Meetings

Under the Companies Law and our articles of association, our board of directors must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting. Depending on the matter to be voted upon, and subject to the Companies Law and regulations thereunder, notice of at least 14 days or 21 days or 35 days prior to the date of the meeting is required. Our articles of association provide that notice of a general meeting of shareholders will be delivered to all eligible shareholders by publication in two daily Hebrew language newspapers in Israel that have a reasonably-sized readership. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of: (a) two of the directors or 25% of the directors in office, (b) one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or (c) one or more shareholders having at least 5% of the voting power in the company. The chairman of the board of directors presides at each of our general meetings. The chairman of the board of directors is not entitled to a vote at a general meeting in his capacity as chairman.

Quorum

The quorum required for any general meeting is the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business shall be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time designated for the general meeting. If within half an hour from the time designated for the general meeting a quorum is not present, the general meeting shall stand adjourned to the same day in the following week, at the same time and place, or to such other time as designated in the notice of such adjourned meeting. If within half an hour from the time designated for the adjourned meeting a quorum is not present, any number of shareholders present will constitute a quorum. However, if the general meeting was convened on the demand of shareholders, the adjourned meeting shall take place only if there are present at least the number of shareholders required to convene a general meeting under our articles of association (as discussed above).

A general meeting in which a quorum is present may resolve to adjourn the meeting, the discussion or the vote on a matter included in the agenda to such other time and place as it may determine. Only matters that were on the agenda and in respect of which no resolution was passed shall be discussed at the adjourned meeting.

Resolutions

An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution.

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires approval by holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution.

Modification of Class Rights

Under the Companies Law and our articles of association, any amendment, conversion, cancellation, expansion, addition to or other change in the rights, preferences, privileges, restrictions or provisions attached to any particular class of shares issued to shareholders of our company, shall require the written consent of holders of all issued shares of such particular class, or authorization by an ordinary resolution adopted at an extraordinary meeting of such class.

Limitations on the Rights to Own Ordinary Shares in Our Company

None of our memorandum of association, our articles of association or the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that shares held by citizens of countries which are in a state of war with Israel will not confer any rights to their holders unless the Minister of Finance consents otherwise.

In addition, pursuant to the Communications Order, so long as we control Bezeq, any state, government corporation or a corporation controlled by a government corporation cannot control our company. Ownership of our shares, directly or indirectly, by a government corporation requires the prior written approval of the Israeli Prime Minister and Israeli Minister of Communications, provided that the government corporation’s total direct and indirect holdings in Bezeq does not exceed more than 5% of any type of “means of control” (as such term is described above) of Bezeq. Ownership by a government corporation, directly or indirectly, of 5% or more of Bezeq’s outstanding shares or a “significant influence” (as such term is described above) in Bezeq requires the approval of the Prime Minister of Israel and the Israeli Minister of Communications as well as the consent of the Israeli Minister of Defense. A “Hostile State,” as such term is defined in the Communications Order, a citizen or resident of a Hostile State, a corporation incorporated in a Hostile State or controlled by a resident or citizen of a Hostile State is not allowed to hold, directly or indirectly, 5% or more or a “significant influence” (as described above) in Bezeq.

Anti-Takeover Provisions; Mergers and Acquisitions

Full Tender Offer. A person wishing to acquire shares, or any class of shares, of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital, or a class of shares which are listed, is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or any class of shares, as the case may be. If (i) less than 5% of the outstanding shares are not tendered in the tender offer and the majority of the offerees who have no personal interest in the acceptance of the tender offer have accepted the offer; or (ii) less than 2% of the outstanding shares are not tendered in the tender offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court within six months after receipt of the offer to alter the consideration for the acquisition. The Companies Law allows an acquirer to determine in the terms of the offer that offerees who accepted the offer will not be entitled to appraisal rights. If the terms described above for the completion of a tender offer are not met, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital.

Special Tender Offer. The Israeli Companies Law provides that an acquisition of shares of a public company be made by means of a special tender offer if as a result of the acquisition the purchaser would hold 25% or more of the voting rights at the company’s general meeting, unless one of the exemptions described in the Companies Law are met. This rule does not apply if there is already another shareholder who holds 25% or more of the voting rights at the company’s general meeting. Our parent, Internet Gold, currently holds more than 25% of our outstanding ordinary shares as determined in accordance with the Companies Law. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 45% of the voting rights of the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. A tender offer is not required in the following circumstances: (i) the purchase was made in a private placement that was approved by the shareholders as a private placement and was meant to grant the purchaser 25% or more of the voting rights of a company in which no other shareholder holds 25% or more of the voting rights, or to grant the purchaser more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights, (ii) the purchaser would hold 25% or more of the voting rights after purchasing shares from a person that held 25% or more of the voting rights, or (iii) the purchaser would hold more than 45% of the voting rights after purchasing shares from a person that held more than 45% of the voting rights.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 35 days’ prior notice. Under the Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of the shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger and the court may also provide instructions to assure the rights of creditors. In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Notwithstanding the foregoing, a merger is not subject to shareholders approval of (i) the target company, if it is a wholly-owned subsidiary of the acquiring company and (ii) the acquiring company, if no changes are required to its articles and memorandum of association and it is not issuing to the shareholders of the target company more than 20% of its voting rights and no person will become, as a result of the issuance, a controlling shareholder of the acquiring company, subject to certain limitations relating to the continuing of the votes, at a meeting of the shareholders of a company that is a party to the merger, of any entity or person that is either the other party to the merger or a control person thereof.

Exchange Controls

Israeli laws and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

Description of Debt and Other Securities

Besides ordinary shares, we may offer debt or other equity securities pursuant to this shelf prospectus. Before we do so, we will include in a supplemental prospectus shelf offering report a summary of the material terms and provisions of any such securities.

3.10	Markets

Our ordinary shares are listed on the NASDAQ Global Select Market and TASE under the symbol “BCOM”.

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market (for periods prior to January 1, 2012), the NASDAQ Global Select Market (for periods subsequent to January 1, 2012) and the TASE:

	NASDAQ		Tel Aviv Stock Exchange
Year	High	Low	High	Low

2011	$36.94	$14.01	NIS 130.52	NIS 52.65
2012	$13.42	$2.16	NIS 53.86	NIS 9.07
2013	$21.88	$3.68	NIS 76.38	NIS 13.78
2014	$21.61	$12.76	NIS 84.46	NIS 45.25
2015	$26.99	$14.08	NIS 105.00	NIS 54.48

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
	High	Low	High	Low

2014
First Quarter	$17.32	$12.76	NIS 60.45	NIS 45.25
Second Quarter	$19.71	$16.70	NIS 67.79	NIS 58.57
Third Quarter	$21.61	$17.88	NIS 74.00	NIS 61.65
Fourth Quarter	$21.09	$17.05	NIS 84.46	NIS 66.17

2015
First Quarter	$17.75	$14.08	NIS 68.52	NIS 54.48
Second Quarter	$17.45	$14.31	NIS 69.84	NIS 54.87
Third Quarter	$20.95	$15.72	NIS 82.97	NIS 59.72
Fourth Quarter	$26.99	$19.55	NIS 105.00	NIS 74.04

2016
First Quarter	$31.86	$23.71	NIS 116.40	NIS 92.90
Second Quarter	$31.00	$21.60	NIS 110.00	NIS 84.40
Third Quarter	$25.57	$23.66	NIS 98.13	NIS 88.93

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ Global Select Market		Tel Aviv Stock Exchange
	High	Low	High	Low

February 2016	$28.63	$27.00	NIS 110.00	NIS 100.40
March 2016	$31.86	$28.42	NIS 116.40	NIS 108.00
April 2016	$31.00	$28.25	NIS 108.60	NIS 105.30
May 2016	$28.43	$25.95	NIS 108.80	NIS 99.07
June 2016	$27.66	$21.60	NIS 104.30	NIS 84.80
July 2016	$25.57	$23.75	NIS 98.13	NIS 92.90
August 2016	$25.49	$23.66	NIS 96.59	NIS 88.93

3.11	Plan of Distribution

We may offer and sell our securities in offerings hereunder to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will provide the specific plan of distribution for any securities to be offered by us in a supplemental prospectus shelf offering report.

3.12	Expenses

The aggregate amount that we will pay for consulting fees, distribution fees and commitment fees and other commissions and expenses in connection with an offering under this shelf prospectus will be published in a relevant supplemental shelf offering report.

3.13	Where You Can Find More Information

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file annual and special reports and other information with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

You can also access our reports filed with the Israel Securities Authority, or ISA, on the MAGNA site, which has an address of www.magna.isa.gov.il.

3.14	Incorporation of Certain Information by Reference

The ISA allows us to “incorporate by reference” into this prospectus the information in documents we file with it on the MAGNA system. Similarly, as an “accelerated filer” we would be permitted to incorporate by reference information in documents we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the ISA, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

●	our annual report on Form 20-F (SEC File No. 001-33773) for the fiscal year ended December 31, 2015 and the description of our ordinary shares set forth therein, filed with the SEC on April 19, 2016 and on the MAGNA system on April 20, 2016.

●	our reports of foreign private issuer on Form 6-K (SEC File No. 001-33773) furnished to the SEC on April 21, 2016, April 22, 2016, May 4, 2016, May 9, 2016, May 26, 2016 (7 reports, excluding second paragraph of Exhibit 99.1 attached to fourth chronological report, and solely with respect to the financial results of Exhibit 99.1 attached to seventh chronological report), June 3, 2016, June 8, 2016, June 14, 2016, June 17, 2016, June 20, 2016 (excluding fifth paragraph of Exhibit 99.1 attached thereto), June 28, 2016, July 5, 2016, July 11, 2016, July 18, 2016, July 28, 2016 (the second chronological report, excluding fourth paragraph of Exhibit 99.1 attached thereto), July 29, 2016, August 8, 2016 and their applicable filings on the MAGNA system.

●

each subsequent annual report on Form 20-F and each report of foreign private issuer on Form 6-K that indicates that it is being incorporated by reference in each case, that we file with or furnish to the ISA on or after the date on which this shelf prospectus is first filed with the ISA and until the termination or completion of that offering under this shelf prospectus.

You should rely only on the information contained or incorporated by reference in this shelf prospectus or any supplement thereto. We have not authorized any person to provide you with different information. Is anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the securities offered hereunder in any jurisdiction where the offer or sale is not permitted. The information in this shelf prospectus is accurate only as of the date on the front cover of this shelf prospectus or such earlier date that is indicated in this shelf prospectus. Our business, financial condition, results of operation and prospects may have changed since such date.

3.15	Indemnification of Directors and Officers

Under the Companies Law and the Securities Law, a company may, if permitted by its articles of association, indemnify an office holder for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in his or her capacity as the company’s office holder, either pursuant to an undertaking given by the company in advance of the act or following the act:

●	monetary liability imposed on the office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court. However, if a company undertakes to indemnify an office holder in advance of such a liability, the undertaking must be limited to foreseeable events based on the company’s activities when the company undertook such indemnification, and to amounts or standards that the board of directors has determined are reasonable under the circumstances;

●	reasonable litigation expenses, including attorneys’ fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either: no financial liability was imposed on the office holder in lieu of criminal proceedings, or a financial liability was imposed on the office holder in lieu of criminal proceedings with respect to an alleged criminal offense that does not require proof of criminal intent;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:

o	in an action brought against the office holder by the company, on behalf of the company or on behalf of a third party,

o	in a criminal action from which the office holder is acquitted, or

o	in a criminal action in which the office holder is convicted of a criminal offense which does not require proof of criminal intent.

●	a payment that the office holder is obligated to make to an injured party pursuant to Section 52(54)(a)(1)(a) of the Securities Law, and expenses that the office holder incurred in connection with an administrative proceeding under the Securities Law, including reasonable litigation expenses and attorney fees.

Insurance of Office Holders

A company may, if permitted by its articles of association and subject to the conditions set forth in the Companies Law, obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party.

In addition, under the Securities Law, a company may, if permitted by its articles of association, obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder in connection with a payment that the office holder is obligated to make to an injured party pursuant to Section 52(54)(a)(1)(a) of the Securities Law, and expenses that the office holder incurred in connection with an administrative proceeding under the Securities Law, including reasonable litigation expenses and attorney fees.

Exculpation of Office Holders

Under the Companies Law, a company may, if permitted by its articles of association, also exculpate an office holder from a breach of duty of care in advance of that breach. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company’s shares by the company or other entities controlled by the company.

Limitations on Exculpation, Insurance and Indemnification

Under the Companies Law, a company may indemnify or insure an office holder against a breach of duty of loyalty only to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, a company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense. According to the Israeli Administrative Enforcement Law, a company cannot insure or indemnify an office holder for an administrative enforcement procedure, regarding payments to victims of the infringement or for expenses expended by the officer with respect to certain proceedings held concerning him or her, including reasonable litigation expenses and legal fees.

Pursuant to the Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our Compensation Committee and our Board of Directors and, if the office holder is a director or the chief executive officer, also by our shareholders.

Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Companies Law and Securities Law. We maintain a directors’ and officers’ liability insurance policy with liability coverage of up to $10 million per claim and in the aggregate. We have undertaken to indemnify all of our directors and officers to the extent permitted by law, in an aggregate amount for all directors and officers not to exceed 25% of our equity (on a consolidated basis) in accordance with the our last financial statements published before the actual payment of the indemnity amount, to the extent that their liability is not covered under our directors’ and officers’ liability insurance policy.

3.16	Legal Matters

Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Carter Ledyard & Milburn LLP, New York, New York, our U.S. counsel.

3.17	Experts

The consolidated financial statements as of December 31, 2014 and 2015, and for each of the years in the three-year period ended December 31, 2015, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, have been incorporated by reference (included) herein in reliance upon the reports of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, incorporated by reference (appearing elsewhere) herein, and upon the authority of said firm as experts in accounting and auditing.

3.18	Enforceability Of Civil Liabilities

We are incorporated in Israel, all of our executive officers and directors and the Israeli experts named herein are non-residents of the United States, and a substantial portion of our assets and the assets of such persons are located outside the United States. For further information regarding enforceability of civil liabilities against us and certain other persons, see the “Risk Factors” section.